As filed with the Securities and Exchange Commission on May 23, 1997.
                                                     Registration No. 333-24523


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                     INDEPENDENT COMMUNITY BANKSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


           Virginia                             6120                        54-1696103
(State or Other Jurisdiction of     (Primary Standard Industrial         (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)       Identification Number)

                           111 West Washington Street
                           Middleburg, Virginia 22117
                                 (540) 687-6377
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                           Joseph L. Boling, President
                     Independent Community Bankshares, Inc.
                           111 West Washington Street
                           Middleburg, Virginia 22117
                                 (540) 687-6377
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                          Copies of Communications to:
                             R. Brian Ball, Esquire
                         Wayne A. Whitham, Jr., Esquire
                      Williams, Mullen, Christian & Dobbins
                        1021 East Cary Street, 16th Floor
                            Richmond, Virginia 23219
                                 (804) 643-1991
         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
         If the securities being registered on this Form are being offered in connection with the formation of a bank holding company and there is compliance with General Instruction G, check the following box. [ ]


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                     INDEPENDENT COMMUNITY BANKSHARES, INC.

                              CROSS REFERENCE SHEET
            Showing Heading or Location in Prospectus of Information
                     Required by Items in Part I of Form S-4


Item Number and Caption                                              Heading or Location in Prospectus
-----------------------                                              ---------------------------------
A.        Information About the Transaction

     1.   Forepart of Registration Statement and Outside Front       Facing Page of Registration Statement; Cross
          Cover of Page of Prospectus                                Reference Sheet; Outside Front Cover Page of
                                                                     Prospectus

     2.   Inside Front and Outside Back Cover Pages of Prospectus    Available Information; Table of Contents

     3.   Risk Factors, Ratio of Earnings to Fixed Charges, and      Summary; Selected Financial Information; Pro
          Other Information                                          Forma Financial Information; The Shareholder
                                                                     Meeting; The Reorganization; The Tredegar
                                                                     Trust Company

     4.   Terms of the Transaction                                   Summary; The Reorganization; Description of
                                                                     ICBI Capital Stock

     5.   Pro Forma Financial Information                            Pro Forma Financial Information

     6.   Material Contacts With the Company Being Acquired          Not Applicable

     7.   Additional Information Required for Reoffering by          Not Applicable
          Persons and Parties Deemed to be Underwriters

     8.   Interests of Named Experts and Counsel                     Experts; Legal Opinion

     9.   Disclosure of Commission Position on Indemnification for   Not Applicable
          Securities Act Liabilities

B.        Information About the Registrant

     10.  Information With Respect to S-3 Registrants                Not Applicable

     11.  Incorporation of Certain Information by Reference          Not Applicable

     12.  Information With Respect to S-2 or S-3 Registrants         Not Applicable

     13.  Incorporation of Certain Information by Reference          Not Applicable

     14.  Information With Respect to Registrants Other Than S-3     Independent Community Bankshares, Inc.;
          or S-2 Registrants                                         Selected Financial Information; Independent
                                                                     Community Bankshares, Inc. Management's
                                                                     Discussion and Analysis of Financial
                                                                     Condition and Results of Operations

C.        Information About the Company Being Acquired

     15.  Information With Respect to S-3 Companies                  Not Applicable

     16.  Information With Respect to S-2 or S-3 Companies           Not Applicable

     17.  Information With Respect to Companies Other Than S-2 or    The Tredegar Trust Company; Selected
          S-3 Companies                                              Financial Information; The Tredegar Trust
                                                                     Company Management's Discussion and Analysis
                                                                     of Financial Condition and Results of
                                                                     Operations

D.        Voting and Management Information

     18.  Information if Proxies, Consents or Authorizations Are     The Shareholder Meeting; The Reorganization;
          to be Solicited                                            Independent Community Bankshares, Inc.; The
                                                                     Tredegar Trust Company

     19.  Information if Proxies, Consents or Authorizations Are     Not Applicable
          Not to be Solicited, or in an Exchange Offer



                                     [LOGO]

                           The Tredegar Trust Company
                                                               ________ __, 199_

Dear Fellow Shareholder:

         You are cordially invited to attend the Annual Meeting of Shareholders (the "Meeting") of The Tredegar Trust Company ("TTC") to be held at the offices of TTC, 901 East Byrd Street, Richmond, Virginia on June __, 1997 at 9:30 a.m.

         At the Meeting, shareholders will consider and vote on the Agreement and Plan of Reorganization, dated as of March 28, 1997 (the "Agreement"), between TTC, Independent Community Bankshares, Inc. ("ICBI") and TTC Acquisition Subsidiary, Inc., a wholly-owned subsidiary of ICBI ("Acquisition") pursuant to which, among other things, Acquisition will merge with TTC (the "Reorganization"). Under the terms of the Agreement, each share of TTC Common Stock outstanding immediately prior to consummation of the Reorganization will be exchanged for shares of ICBI Common Stock, with cash being paid in lieu of issuing fractional shares, as described in the accompanying Proxy
Statement/Prospectus. Following the Reorganization, TTC will continue to carry on its trust business as a wholly-owned subsidiary of ICBI in substantially the same manner as before the Reorganization.

         The exchange of shares (other than for cash in lieu of any fractional shares) will be a tax-free transaction for federal income tax purposes. Details of the proposed Reorganization are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the Reorganization requires the affirmative vote of a majority of the outstanding shares of TTC Common Stock.

         Your Board of Directors has approved the Reorganization and believes that it is in the best interests of TTC and its shareholders. Accordingly, the Board recommends that you VOTE FOR the Reorganization.

         At the Meeting, you also will vote on the election of nine (9) Directors for a term of one year each. Your Board of Directors unanimously supports these individuals and recommends that you VOTE FOR them as directors.

         We hope you can attend the Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own. We look forward to seeing you at the Meeting.

                                         Sincerely,



                                         F. E. Deacon, III
                                         President and Chief Executive Officer

                              901 East Byrd Street
                            Richmond, Virginia 23219

                      THE TREDEGAR TRUST COMPANY NOTICE OF
                    ANNUAL MEETING OF SHAREHOLDERS To be held
                          on June __, 1997 at 9:30 a.m.


         The Annual Meeting of Shareholders (the "Meeting") of The Tredegar Trust Company ("TTC") will be held on June __, 1997 at 9:30 a.m. at the offices of TTC, 901 East Byrd Street, Richmond, Virginia for the following purposes:

         1.       To approve the Agreement  and  Plan of  Reorganization,  dated as of March 28, 1997, between TTC, Independent Community Bankshares, Inc. ("ICBI") and TTC Acquisition Subsidiary, Inc. ("Acquisition") and a related Plan of Merger (collectively, the "Reorganization Agreement"), providing for a Merger of TTC and Acquisition (the "Reorganization") upon the terms and conditions therein, including among other things that each issued and outstanding share of TTC Common Stock will be exchanged for shares of ICBI Common Stock, with cash being paid in lieu of issuing fractional shares.
                  The   Reorganization   Agreement   is   enclosed   with   the
                  accompanying Proxy Statement/Prospectus as Appendix A.

         2. To elect nine (9) directors to serve for a one year term and until their successors are elected and qualified.


         3. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof. Proxies voting against the proposal to approve the Reorganization Agreement will not be used by management to vote for adjournment to permit further solicitation of proxies.


         The Board of Directors has fixed May __, 1997 as the record date for the Meeting, and only holders of record of TTC Common Stock at the close of business on that date are entitled to receive notice of and to vote at the Meeting or any adjournments or postponements thereof.

                                           By Order of the Board of Directors



                                           F. E. Deacon, III
                                           President and Chief Executive Officer

May __, 1997

                  PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY
                 PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE
                                 ANNUAL MEETING.

              THE BOARD OF DIRECTORS OF THE TREDEGAR TRUST COMPANY
                   RECOMMENDS THE SHAREHOLDERS VOTE TO APPROVE
                          THE REORGANIZATION AGREEMENT.

                           THE TREDEGAR TRUST COMPANY
                                 PROXY STATEMENT

                                   PROSPECTUS
                                       OF
                     INDEPENDENT COMMUNITY BANKSHARES, INC.

                                  INTRODUCTION

         This Proxy Statement/Prospectus is being furnished to shareholders of The Tredegar Trust Company ("TTC") in connection with the solicitation of proxies by the Board of Directors of TTC for use at the Annual Meeting of Shareholders (the "TTC Meeting"), and any postponements or adjournments of the meeting.

         At the TTC Meeting, shareholders of record of TTC Common Stock as of the close of business on May __, 1997, will consider and vote on a proposal to approve the Agreement and Plan of Reorganization, dated as of March 28, 1997, and the related Plan of Merger (together, the "Reorganization Agreement") by and among Independent Community Bankshares, Inc., a Virginia corporation ("ICBI"), TTC Acquisition Subsidiary, Inc., an interim Virginia trust company wholly-owned by ICBI ("Acquisition"), and TTC, pursuant to which, among other things, Acquisition will merge into TTC (the "Reorganization"). Upon consummation of the Reorganization, which is expected to occur on or about July 1, 1997 (the "Effective Date"), each outstanding share of TTC Common Stock (other than shares held by dissenting shareholders) shall be converted into and represent the right to receive a maximum of 0.25 shares of ICBI Common Stock (the "Initial Merger Consideration"), promptly after the Effective Date, and a maximum of 0.0357 shares of ICBI Common Stock, payable approximately three years after the consummation of the Reorganization if TTC's net earnings in the three years that follow the Reorganization equal or exceed $638,946, subject to adjustment as described herein (the "Contingent Merger Consideration"). Cash will be paid in lieu of fractional shares.

         See "The Reorganization" for a more complete description of the Reorganization. A copy of the Reorganization Agreement is enclosed as Appendix A.

         At the TTC Meeting shareholders also will vote to elect nine (9) Directors of TTC for a one year term. See "The Tredegar Trust Company Election of Directors; Management" for additional information.

         This Proxy Statement/Prospectus also serves as the Prospectus of ICBI relating to approximately 79,029 shares of ICBI Common Stock issuable to the shareholders of TTC in connection with the Reorganization.

         This Proxy Statement/Prospectus is first being mailed to shareholders of TTC on or about May __, 1997.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF ICBI COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

          The date of this Proxy Statement/Prospectus is May __, 1997.

                              AVAILABLE INFORMATION

         Independent Community Bankshares, Inc. ("ICBI") is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, does not file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). ICBI has filed with the Commission a Registration Statement on Form S-4, as amended, under the Securities Act of 1933, as amended, with respect to the shares of ICBI Common Stock issuable in the Reorganization. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which have been omitted in accordance with the rules and regulations of the Commission.

         For further information pertaining to ICBI and the shares of ICBI Common Stock issuable in the Reorganization, reference is made to the
Registration Statement and amendments and exhibits thereto, which may be inspected and copied at the offices of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at regional offices of the Commission at the following locations: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W.,
Washington,  D.C.  20549  at  prescribed  rates.  In  addition,  the  Commission maintains a Web site (address: http://www.sec.gov) that contains the Registration Statement of ICBI.

                            -------------------------


         No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus in any jurisdiction to or from any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities being offered pursuant to this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of ICBI or TTC or the information set forth herein since the date of this Proxy Statement/Prospectus.

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----

Introduction....................................................................................................1
Available Information...........................................................................................2
Summary.........................................................................................................4
     The Companies..............................................................................................4
     The Shareholder Meeting....................................................................................4
     Glossary of Terms..........................................................................................4
     The Reorganization.........................................................................................6
Comparative Per Share Information..............................................................................11
Selected Financial Information.................................................................................13
     ICBI Selected Historical Financial Information............................................................14
     TTC Selected Historical Financial Information.............................................................15
     ICBI and TTC Selected Pro Forma Combined Financial Information............................................16
The Shareholder Meeting........................................................................................17
The Reorganization.............................................................................................19
Financial Advisor's Opinion....................................................................................32
The Tredegar Trust Company.....................................................................................35
The Tredegar Trust Company Election of Directors; Management...................................................35
The Tredegar Trust Company Management's Discussion and Analysis of
     Financial Condition and Results of Operations.............................................................42
Independent Accountants........................................................................................45
Other Business.................................................................................................45
Independent Community Bankshares, Inc..........................................................................46
Independent Community Bankshares, Inc. Management..............................................................47
Independent Community Bankshares, Inc. Management's Discussion and Analysis of
     Financial Condition and Results of Operations.............................................................53
Description of ICBI Capital Stock..............................................................................73
Comparative Rights of Security Holders.........................................................................73
Supervision and Regulation.....................................................................................80
Experts  ......................................................................................................85
Legal Opinion..................................................................................................85
Pro Forma Financial Information (Unaudited)....................................................................86
     Pro Forma Combined Condensed Balance Sheet (Unaudited)....................................................87
     Pro Forma Combined Condensed Income Statements (Unaudited)................................................88
     Notes to Pro Forma Condensed Financial Information (Unaudited)............................................90

Appendices

General
A    Agreement and Plan of Reorganization.....................................................................A-1

The Tredegar Trust Company
B    The Tredegar Trust Company Financial Statements (including the audited December 31, 1996 Financial Statements)......................................................B-1
C    Opinion of Scott & Stringfellow, Inc.....................................................................C-1
D    Excerpts from the Virginia Stock Corporation Act Relating
         to Dissenting Shareholders...........................................................................D-1

Independent Community Bankshares, Inc.
E    Independent Community Bankshares, Inc. Financial Statements (including the audited December 31, 1996 Financial Statements)......................................................E-1

                                     SUMMARY


         The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus, including the Appendices hereto and the documents incorporated herein by reference.

THE COMPANIES

         ICBI. ICBI is a bank holding company headquartered in Middleburg, Virginia. ICBI has one subsidiary, The Middleburg Bank, a Virginia-chartered bank that operates three banking offices and offers a full range of banking services principally to individuals and to small and medium sized businesses in Loudoun County, Virginia. ICBI was formed in 1993 to serve as the parent bank holding company for The Middleburg Bank. The Middleburg Bank began business in 1924. At December 31, 1996, ICBI had total assets of $163 million, deposits of $139 million, and total stockholders' equity of $18 million. ICBI's principal executive offices are located at 111 West Washington Street, Middleburg, Virginia 20117 and its telephone number is (540) 687-6377. See "Independent Community Bankshares, Inc.," "Pro Forma Financial Information" and the documents relating to ICBI accompanying this Proxy Statement/Prospectus.

         TTC. TTC is a Virginia-chartered independent trust company and provides trust and investment services, primarily to customers in Virginia, through its office in Richmond, Virginia. At December 31, 1996, TTC had total assets of $1.36 million and stockholders' equity of $1.33 million. The principal executive offices of TTC are located at 901 East Byrd Street, Richmond, Virginia 23219 and its telephone number is (804) 644-2848. In 1995 TTC and The Middleburg Bank entered into a contract under which TTC provides various services to the trust department of The Middleburg Bank. TTC also provides investment advisory services to ICBI. See "The Tredegar Trust Company" and "The Tredegar Trust Company Management's Discussion and Analysis of Financial Condition and Results of Operation."

THE SHAREHOLDER MEETING

         The TTC Meeting will be held at the offices of TTC, 901 East Byrd Street, Richmond, Virginia on June __, 1997 at 9:30 a.m. Only holders of record of TTC Common Stock at the close of business on May __, 1997, will be entitled to vote at the TTC Meeting. See "The Shareholder Meeting."

GLOSSARY OF TERMS

         Depending on the operations of TTC prior to and after the Effective Date of the Reorganization, the amount of consideration receivable by TTC shareholders may be variable and involves complex calculations. This Glossary is intended to help TTC shareholders understand the discussion that follows. All terms explained below also are defined in Section 1.4 of the Reorganization Agreement, which is Appendix A to this Proxy Statement/Prospectus. Other capitalized terms in this section that are not defined here shall have the respective meanings ascribed to them in the Reorganization Agreement.

Merger Consideration

         This term refers to the consideration that TTC shareholders will receive from ICBI if the Reorganization is consummated. It consists of the Initial Merger Consideration and the Contingent Merger Consideration.

Initial Merger Consideration


         This term refers to the ICBI Common Stock that will be distributed to TTC shareholders as soon as practicable after the consummation of the Reorganization. It will be a maximum of 0.25 shares of ICBI Common Stock for each share of TTC Common Stock. The Initial Merger Consideration will be less if TTC Operating Losses (from January 1, 1997 to the Effective Date) exceed $30,000. For the three months ended March 31, 1997, the TTC Operating Losses were $8,729. If TTC Operating Losses exceed $30,000, the Initial Merger Consideration will be the fraction of a share of ICBI Common Stock, the denominator of which will be 276,600 and the numerator of which will be the difference between $1,936,200 and the amount by which TTC Operating Losses exceed $30,000, such difference then to be divided by $28.00.


         Unless the performance of TTC from April 1, 1997 to the Effective Date is materially worse than TTC's performance in the three months ended March 31, 1997, there would not be any adjustment to the Initial Merger Consideration. The following table, however, illustrates the amount of the potential adjustment to the Initial Merger Consideration, based on various levels of TTC Operating Losses.



                             Hypothetical
                            TTC Operating                Initial Merger
                              Losses (1)                Consideration (2)
                              ----------                -----------------

                               $ 30,000                      0.25
                                 50,000                      0.2474
                                 75,000                      0.2442
                                100,000                      0.2410


         (1) For the three months ended March 31, 1997, TTC Operating Losses were $8,729.
         (2)      Shares of ICBI Common Stock per share of TTC Common Stock.



         There is no minimum number of shares of ICBI Common Stock that TTC shareholders will receive on a per share basis. TTC will not resolicit shareholders if the actual per share amount is less than 0.25 shares of ICBI Common Stock for each share of TTC Common Stock. Cash will be paid in lieu of fractional shares at the rate of $28.00 per share of ICBI Common Stock.



Contingent Merger Consideration


         This term refers to additional consideration that TTC shareholders will receive if TTC's cumulative net earnings in the three years following the consummation of the Reorganization exceed the Required Net Earnings. The Contingent Merger Consideration will be significantly less than the Initial Merger Consideration. If the Contingent Merger Consideration is earned, its value will depend on the value of ICBI Common Stock at the time the Contingent Merger Consideration is paid. The following table illustrates the value of the Contingent Merger Consideration to a holder of 1,000 shares of TTC Common Stock, assuming various per share values of ICBI Common Stock at the time of payment:

                                                  Value of Contingent Payment
                  Value Per Share of ICBI           on 1,000 shares of TTC
                        Common Stock                     Common Stock

                              $20                            $  714
                               25                               893
                               30                             1,036
                               35                             1,125
                               40                             1,214


Required Net Earnings


         This term is the cumulative amount of net earnings that TTC must generate in the three years following the Effective Date in order for TTC shareholders to receive the Contingent Merger Consideration. The Required Net Earnings will be $638,946 unless the sum of the severance benefits paid to TTC officers (a total of $106,128) and TTC Transaction Costs exceed $150,000. If that occurs, the Required Net Earnings will be increased by the difference between the amount by which such expenses exceed $150,000 and the amount, if any, by which TTC Operating Losses are less $30,000. As of March 31, 1997, TTC Transaction Costs (including the $38,724 fee that will be payable to Scott & Stringfellow, Inc.) totaled approximately $________. In no event will the Required Net Earnings be less than $638,946.


         After the Effective Date, the trust business of The Middleburg Bank will be transferred to TTC and The Middleburg Bank will cease to operate a separate trust department. As a result, after the Effective Date, TTC will have all of the revenue and expense of The Middleburg Bank's trust department. See "The Reorganization Transfer of Trust Business of The Middleburg Bank" and "The Tredegar Trust Company."

TTC Operating Losses


         This term refers to the excess, if any, of TTC expenses over TTC revenues from January 1, 1997 to the Effective Date. The parties agreed, however, that certain expenses related to the Reorganization will be excluded from the computation of TTC Operating Losses. The excluded expenses are severance benefits paid to TTC officers, TTC Transaction Costs, the amortization or write-off of TTC start-up costs and any fees payable by TTC to The Middleburg Bank after June 30, 1997. If TTC Operating Losses exceed $30,000, the Initial Merger Consideration will be reduced. For the three months ended March 31, 1997, the TTC Operating Losses were $8,729.


TTC Transaction Costs

         This term refers to expenses of TTC accrued after December 31, 1996 in connection with the Reorganization. Such costs include fees and expenses of consultants, investment bankers, accountants, counsel and printers.

THE REORGANIZATION

         The Reorganization Agreement provides for the conversion of each outstanding share of TTC Common Stock into the Merger Consideration. ICBI will then serve as the parent holding company for TTC, which will continue to carry on its business in substantially the same manner as before the

Reorganization and with no material change in its management, except that the President of ICBI will become the Chairman of the Board of Directors of TTC.

         The Initial Merger Consideration will be paid as promptly as practicable after the consummation of the Reorganization, and the Contingent Merger Consideration, if payable, will be paid approximately three years after the consummation of the Reorganization.

Recommendation of the Board of Directors


         The Board of Directors of TTC has approved the Reorganization, including the Reorganization Agreement. Several factors influenced the TTC Board's decision. First, the business relationship between TTC and ICBI's subsidiary, The Middleburg Bank, had demonstrated the compatibility of the management of ICBI and TTC and their similar cultures and shared philosophies of direct customer contact and service. In addition, the Reorganization would add a presence for TTC in Loudoun County and, considering the area's relative affluence and the profile of ICBI's customer base, would enhance TTC's prospects for continued growth. Moreover the post-Reorganization TTC would operate under the same name as before the Reorganization and would retain its management with headquarters in Richmond, Virginia. Other important factors included the dividend paid on ICBI Common Stock, the undertaking of ICBI to seek to have its stock quoted on the Nasdaq SmallCap Market or OTC Bulletin Board and the opinion of TTC's financial advisor that ICBI's operating performance and financial condition compare favorably with selected other banks and that the market value of ICBI Common Stock is reasonable in comparison to those other banks. No steps will be taken in furtherance of ICBI's undertaking to have the ICBI Common Stock quoted on the Nasdaq SmallCap Market or OTC Bulletin Board until after the Effective Date. See "Comparative Per Share Information," "The Reorganization - Background and Reasons for the Reorganization" and "Financial Advisor's Opinion." The Board of Directors believes that the Reorganization is fair to and in the best interests of shareholders of TTC and recommends a VOTE FOR the Reorganization.


Interests of Certain Persons in the Reorganization


         Holders of voting stock of TTC should be aware that members of TTC's Board of Directors and senior management have certain interests in the Reorganization that are in addition to the interests of shareholders of TTC generally. The potential shares of ICBI Common Stock which the TTC directors may receive in aggregate pursuant to the Reorganization are 13,625 shares, which would have had a value of approximately $381,500 as of March 31, 1997. It is expected that all directors of TTC will continue to serve as directors of TTC after the Effective Date. In the past, TTC has not paid directors' fees. See "The Reorganization - Interest of Certain Persons in the Reorganization."


         On March 27, 1997 TTC and F. E. Deacon, III, its President and Chief Executive Officer, entered into an Employment Agreement. Previously, ICBI had indicated to TTC that ICBI would be unwilling to enter into the Reorganization Agreement unless Mr. Deacon and TTC entered into an Employment Agreement in form and substance satisfactory to ICBI. The Employment Agreement will terminate if the Reorganization Agreement terminates. If the Reorganization is consummated, the term of the Agreement will end on the third anniversary of the Effective Date. Under the Employment Agreement, Mr. Deacon's annual base salary is $119,000 and he will be entitled to bonuses if TTC's cumulative net earnings equal or exceed 27%, 60% and 100%, respectively, of the Required Net Earnings in the three years following the Effective Date. The maximum amount of such bonus in any year will be $27,000. Mr. Deacon's base salary represents a reduction in his salary in 1995 and 1996. The bonus arrangement was structured in order that any bonus to which Mr. Deacon is entitled will be related to the amount of net earnings that TTC must achieve in order for its shareholders to receive the Contingent Merger Consideration. The Employment Agreement does not provide for any additional compensation in the event of a change in control of ICBI and does prohibit Mr. Deacon from competing with TTC for a period of one year following a termination of his employment by TTC for any reason.

Opinion of Financial Advisor

         Scott & Stringfellow, Inc. ("Scott & Stringfellow") has served as financial advisor to TTC in connection with the Reorganization and has rendered its opinion to the Board of Directors of TTC that, as of the date of this Proxy Statement/Prospectus and on the basis of the matters referred to herein, the consideration to be received pursuant to the Reorganization Agreement is fair, from a financial point of view, to the TTC shareholders. A copy of the opinion of Scott & Stringfellow is attached as Appendix C to this Proxy Statement/Prospectus and should be read in its entirety for information with respect to the assumptions made and other matters considered by Scott & Stringfellow in rendering its opinion. See "Financial Advisor's Opinion."

Vote Required


         Approval of the Reorganization requires the affirmative vote of the holders of a majority of the outstanding shares of TTC Common Stock. As of the record date for the TTC Meeting, directors of TTC and their affiliates owned beneficially an aggregate of 54,500 shares of TTC Common Stock, or approximately 19.7% of the shares of TTC Common Stock outstanding on such date. The directors of TTC have indicated their intention to vote their shares of TTC Common Stock in favor of the Reorganization. See "The Shareholder Meeting." In addition,
Joseph L. Boling, President and Chief Executive Officer of ICBI, owned beneficially an aggregate of 2,000 shares of TTC Common Stock on the record date. Mr. Boling intends to vote his shares in favor of the Reorganization.


Effective Date

         If the Reorganization is approved by the requisite vote of the shareholders of TTC, and if the applications of ICBI to acquire TTC pursuant to the Reorganization are approved by the Federal Reserve and the Virginia State Corporation Commission (the "SCC"), and if other conditions to the Reorganization are satisfied (or waived to the extent permitted by applicable law), the Reorganization will be consummated and effected upon the issuance of a Certificate of Merger by the SCC pursuant to the Virginia Stock Corporation Act (the "Effective Date"). If the Reorganization is approved by the shareholders, the Federal Reserve and the SCC, it is anticipated that the Effective Date will be on or about July 1, 1997, or as soon thereafter as practicable.

         Under the Reorganization Agreement, either party may terminate the Reorganization Agreement if the transaction is not consummated by September 30, 1997.

Post-Closing Audit

         The Initial Merger Consideration will be 0.25 shares of ICBI Common Stock for each share of TTC Common Stock unless TTC Operating Losses exceed $30,000. Under the Agreement, if the parties do not agree on the size of any TTC Operating Loss, an audit of TTC from January 1, 1997 through the Effective Date will be performed by Yount, Hyde and Barbour, P.C., the independent certified public accountants for ICBI. If either party objects to the post-closing audit, the dispute will be resolved by arbitration. A similar process will be employed if the parties do not agree on whether or not the Contingent Merger Consideration is payable.

Distribution of Stock Certificates and Payment for Fractional Shares

         If no post-closing audit is necessary, as soon as practicable after the Effective Date, The Middleburg Bank, as the exchange agent, will mail to each TTC shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates, which immediately prior to the Effective Date represented shares of TTC Common Stock, in exchange for certificates for shares of ICBI Common Stock representing the Initial Merger Consideration. Cash (without interest) will be paid to TTC shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of ICBI Common Stock to which such shareholder would otherwise be entitled, multiplied by $28.00.

         If a post-closing audit is necessary, the exchange of shares of TTC Common Stock for the Initial Merger Consideration will be delayed. Such a delay would likely be for at least 90 days and, if the parties resort to arbitration, significantly longer.

         The Contingent Merger Consideration will not be represented by any form of certificate or instrument, will not have voting or dividend rights, will not be assignable or transferable, except by operation of law, and will not represent a separate security with a separate trading market.

Certain Federal Income Tax Consequences

         Williams, Mullen, Christian & Dobbins, counsel for ICBI, will deliver an opinion that, among other things, (i) the Reorganization will constitute a "reorganization" under the Internal Revenue Code of 1986, as amended (the "Code"), (ii) no gain or loss will be recognized by TTC shareholders who, as a result of the Reorganization, receive shares of ICBI Common Stock, including any shares received as Contingent Merger Consideration, pursuant to the Reorganization, and any TTC shareholder who receives cash in lieu of a fractional share of TTC Common Stock will be treated as having received a distribution in redemption of such fractional shares, subject to the Code, (iii) the aggregate tax basis of ICBI Common Stock received by a TTC shareholder will equal the aggregate tax basis of the TTC Common Stock surrendered in exchange therefor by such shareholder (reduced by any amount allocable to fractional share interests for which cash is received), (iv) the holding period of the ICBI Common Stock received will include the holding period of the TTC stock surrendered if the TTC Common Stock is held as a capital asset at the Effective Date, and (v) no gain, other income or loss will be recognized by ICBI, Acquisition or TTC as a result of the Reorganization. For a more complete description of the federal income tax consequences of the Reorganization, see "The Reorganization - Federal Income Tax Matters." Due to the individual nature of the tax consequences of the Reorganization, it is recommended that each TTC shareholder consult his or her own tax advisor concerning the tax consequences of the Reorganization.

Conditions to Consummation of the Reorganization

         Consummation of the Reorganization is subject to various conditions, including among other matters: (i) receipt of the approval of the shareholders of TTC solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Reorganization for shareholders (except for cash received in lieu of fractional shares or upon the exercise of dissenters' rights); (iii) approval of the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"); and (iv) approval of the SCC. It is a condition of ICBI's obligation to consummate the Reorganization that the sum of TTC Transaction Costs, severance benefits payable to TTC officers and TTC Operating Losses not exceed $200,000 without the consent of ICBI. At March 31, 1997, the total of such items was $________. Substantially all of the conditions to consummation of the Reorganization may be waived, in whole or in part, to the extent permissible under applicable law by the party for whose benefit the condition has been imposed, without the approval of the shareholders of that party. Shareholder and regulatory approvals, however, may not be waived. See "The Reorganization - Representations and Warranties; Conditions to the Reorganization" and "The Reorganization - Regulatory Approvals."

         The Reorganization Agreement may be terminated and the Reorganization abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of ICBI and TTC or (ii) by either ICBI or TTC if the Effective Date has not occurred by September 30, 1997, or (iii) if certain specified events occur. See "The Reorganization - Waiver, Amendment and Termination."

Effects of the Reorganization on the Rights of TTC Shareholders

         Upon consummation of the Reorganization, TTC shareholders shall become shareholders of ICBI. The rights of the former shareholders of TTC, now governed by the Virginia Stock Corporation Act (the "Virginia SCA"), will continue to be governed by the Virginia SCA after the Effective Date and the rights of TTC shareholders will also be as provided for under the Articles of Incorporation and Bylaws of ICBI. The provisions of the Articles of Incorporation and Bylaws of ICBI differ in certain material respects from the Articles of Incorporation and Bylaws of TTC. See "Comparative Rights of Security Holders."

Accounting Treatment

         It is intended that the Reorganization will be treated as a purchase for accounting and financial reporting purposes.

Rights of Dissent and Appraisal

         Each holder of TTC shares may dissent from the Reorganization and is entitled to the rights and remedies of dissenting shareholders provided in
Article 15 of the Virginia SCA, subject to compliance with the procedures set forth therein, including the right to appraisal of his or her stock. A copy of
Article 15 is attached as Appendix D to this Proxy Statement/Prospectus and a summary thereof is included under "The Reorganization - Rights of Dissenting Shareholders."

Markets and Market Prices

         ICBI Common Stock is neither listed on any stock exchange nor quoted on the Nasdaq Stock Market and trades infrequently. ICBI Common Stock has periodically been sold in a limited number of privately negotiated transactions. Based on information available to it, ICBI believes that the per share selling price of ICBI Common Stock ranged from $28.00 to $29.00 in 1996 and was $28.00 in the first two months of 1997. There may, however, have been other transactions at other prices not known to ICBI. TTC Common Stock is neither listed on any stock exchange nor quoted on the Nasdaq Stock Market and trades sporadically.

         The information below provides the price per share of ICBI Common Stock and TTC Common Stock prior to the public announcement of the Reorganization on February 10, 1997 and as of a recent date. The historical price of ICBI Common Stock, $28.00, is based on the last known sale of ICBI Common Stock prior to the public announcement of the Reorganization, a trade involving 30 shares on

December 20, 1996. The historical price of TCC Common Stock, $12.50, is based on the last known sale of TCC Common Stock prior to the public announcement of the Reorganization, a trade involving 2,500 shares on June 30, 1996.


                       ICBI Common Stock             TTC Common Stock
                       -----------------             ----------------
                                                                  Equivalent
                       Historical Price     Historical Price   Per Share Price*
                       ----------------     ----------------   ----------------

  February 10, 1997         $28.00               $12.50              $7.00
    May __, 1997


---------------------
* TTC shareholders will receive a maximum of 0.25 shares of ICBI Common Stock for each share of TTC Common Stock outstanding as the Initial Merger Consideration. The Contingent Merger Consideration is not shown because its receipt is dependent on future events, the occurrence of which is uncertain. This table merely reflects the historical value of the Initial Merger Consideration (i) on the last date before the Reorganization Agreement was announced that ICBI Common Stock was traded and (ii) on a recent date for ICBI Common Stock.


         No assurance can be given as to the market price or trading value of ICBI Common Stock at or after the Effective Date.


                        COMPARATIVE PER SHARE INFORMATION

         The following unaudited  consolidated  financial  information  reflects certain comparative per share data relating to the Reorganization. The information shown below should be read in conjunction with the historical financial statements of ICBI and TTC, including the respective notes thereto, which are included elsewhere in this Proxy Statement/Prospectus or in documents delivered herewith, and in conjunction with the unaudited pro forma consolidated financial information appearing elsewhere in this Proxy Statement/Prospectus. See "Pro Forma Financial Information."

         The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Reorganization been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods.

         The following table presents selected comparative consolidated unaudited per share information (i) for ICBI on a historical basis and on a pro forma combined basis assuming the Reorganization had been effective during the periods presented and accounted for as a purchase and (ii) for TTC on a historical basis and on a pro forma equivalent basis.

                                  ICBI AND TTC




                                 For the Three
                                 Months Ended                  For the Year Ended December 31,
                                 ------------     ----------------------------------------------------------
                                March 31, 1997         1996                 1995                 1994
                                --------------    ----------------     ----------------    -----------------
Per Common Share:

Net Income:
ICBI historical (1)                  $    0.71          $    2.36            $    1.92            $    2.06
TTC historical (4)(5)                   (0.67)             (1.40)               (2.28)               (3.38)
Pro forma combined                        0.44               1.69                 1.19                 1.32
TTC pro forma equivalent (2)              0.11               0.42                 0.30                 0.33

Cash Dividends Declared:
ICBI historical (1)                  $       -          $    0.84            $    0.80            $    0.80
TTC historical (4)                           -                  -                    -                    -
Pro forma combined (3)                       -               0.84                 0.80                 0.80
TTC pro forma equivalent (2)(3)              -               0.21                 0.20                 0.20

Book Value:
ICBI historical(1)                  $    21.30         $    20.94           $    19.72           $    17.52
TTC historical                            4.15               4.82                 6.21                 7.37
Pro forma combined                       22.11              21.94                20.33                18.16
TTC pro forma equivalent (2)              5.53               5.49                 5.08                 4.54


(1) All information for ICBI has been adjusted to reflect a 100% stock dividend paid in February 1994.
(2) TTC pro forma equivalent amounts represent pro forma combined information multiplied by the maximum Initial Merger Consideration of
         0.25 shares of ICBI Common Stock for each share of TTC Common Stock.
(3) Pro forma combined dividends per share represent historical dividends per share paid by ICBI. See "The Reorganization - ICBI and TTC Market Prices and Dividends" for additional information.
(4)      TTC commenced business on January 12, 1994.

(5) The per share loss of ($.67) for the three months ended March 31, 1997 includes all costs related to the Reorganization. The per share loss exclusive of these items was ($.03).

                         SELECTED FINANCIAL INFORMATION

         The following  tables set forth certain selected  historical  financial information  for ICBI  and TTC and  certain  consolidated  pro  forma  financial information giving effect to the Reorganization using the purchase method of accounting. See "The Reorganization - Accounting Treatment." The selected historical financial information is based on, derived from and should be read in conjunction with the historical consolidated financial statements of ICBI and the historical financial statements of TTC and the respective notes thereto included elsewhere in this Proxy Statement/Prospectus. See "Available Information." All of the following selected financial information should be read in conjunction with the unaudited pro forma consolidated financial information, including the notes thereto, appearing elsewhere in this Proxy
Statement/Prospectus. See "Pro Forma Financial Information." The pro forma financial information is not necessarily indicative of the results that actually would have occurred had the Reorganization been consummated on the dates indicated or that may be obtained in the future.

                     INDEPENDENT COMMUNITY BANKSHARES, INC.
                    Selected Historical Financial Information



                                      Three Months
                                     Ended March 31,                       Years Ended December 31,
                                  ----------------------  ------------------------------------------------------------
                                    1997        1996         1996        1995        1994         1993        1992
                                    ----        ----         ----        ----        ----         ----        ----
                                                  (In thousands, except ratios and per share amounts)

Income Statement Data:
   Interest income                   $2,958      $2,563      $11,111      $9,855      $8,931       $8,285      $9,546
   Interest expense                   1,227        1136        4,647       4,096       3,198        3,151       4,183
                                  ----------  ----------  ----------- -----------  ----------  ----------- -----------
   Net interest income                1,731       1,427        6,464       5,759       5,733        5,134       5,363
   Provision for loan losses             55           -           65          55           0          228         163
                                  ----------  ----------  ----------- -----------  ----------  ----------- -----------
   Net interest income after
     provision for loan losses        1,676       1,427        6,399       5,704       5,733        4,906       5,200
   Noninterest income                   228         179          721         817         650          569         511
   Securities gains                       3          14           21       (123)       (125)          111           5
   Noninterest expense                1,077       1,050        4,383       4,067       3,672        3,228       2,869
                                  ----------  ----------  ----------- -----------  ----------  ----------- -----------
   Income before income taxes           830         570        2,758       2,331       2,586        2,358       2,847
   Income taxes                         223         139          728         625         748          609         827
                                  ----------  ----------  ----------- -----------  ----------  ----------- -----------
   Net income                          $607        $431       $2,030      $1,706      $1,838       $1,749      $2,020
                                  ==========  ==========  =========== ===========  ==========  =========== ===========

Per Share Data (1):
   Net Income                         $0.71       $0.50        $2.36       $1.92       $2.06        $1.95       $2.25
   Cash Dividends                         -        0.18         0.84        0.80        0.80         0.80        0.80
   Book value at period end           21.30       19.68        20.94       19.72       17.52        17.98       16.91

Balance Sheet Data:
   Assets                          $166,123    $141,817     $162,966    $142,013    $134,045     $120,662    $121,714
   Loans, net of unearned income     93,627      81,468       93,711      80,048      78,767       70,339      66,203
   Securities                        51,907      47,422       52,402      48,291      41,411       35,160      30,011
   Deposits                         142,028     120,965      138,790     121,522     118,084      104,097     106,171
   Shareholders' equity              17,828      16,929       18,008      16,953      15,660       16,106      15,149
   Average shares outstanding (1)       855         860          860         889         892          896         896

Performance Ratios:
   Return on Average Assets (3)       1.49%       1.22%        1.35%       1.26%       1.45%        1.46%       1.71%
   Return on Average Equity (3)      13.36%      10.17%       11.83%       9.72%      11.03%       11.23%      13.73%
   Capital to Assets                 11.15%      11.94%       11.63%      12.41%      12.26%       12.93%      11.97%
   Dividend payout                        -      35.94%       35.57%      41.44%      38.90%       40.99%      35.50%
   Efficiency (2)                    52.20%      62.00%        59.5%       59.0%       55.0%        53.8%       47.0%

Capital and Liquidity Ratios:
   Risk-based capital ratios:
     Tier 1 capital                   18.9%       21.1%        19.3%       20.9%
     Total capital                    19.8%       22.2%        20.2%       21.9%
   Leverage                           11.3%       12.4%        12.4%       12.9%



(1)  Restated giving retroactive effect to 100% stock dividend declared in 1994.
(2) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses.

(3)  Annualized for three months ended March 31, 1997 and 1996.

                           THE TREDEGAR TRUST COMPANY
                  Selected Historical Financial Information (1)




                                              Three months
                                            Ended March 31,         Years Ended December 31,
                                          ------------------------------------------------------------------
                                                 1997              1996          1995            1994
                                                 ----              ----          ----            ----
                                                   (In thousands, except ratios and per share amounts)
Income Statement Data:
   Interest income                                       $14            $69           $68             $55
   Interest expense                                        -              -             -               -
                                          -------------------  ------------- -------------   -------------
   Net interest income                                    14             69            68              55
   Provision for loan losses                               0              -             -               -
                                          -------------------  ------------- -------------   -------------
   Net interest income after
     provision for loan losses                            14             69            68              55
   Noninterest income                                    184            562           314              69
   Securities gains                                        -              -             -               -
   Noninterest expense                                   383          1,017           939             730
                                          -------------------  ------------- -------------   -------------
   Loss before income taxes                             (185)          (386)         (557)           (606)
   Income taxes                                            -              -             -               -
                                          -------------------  ------------- -------------   -------------
   Net loss                                            ($185)         ($386)        ($557)          ($606)
                                          ===================  ============= =============   =============

Per Share Data:
   Net Loss                                           ($0.67)        ($1.40)       ($2.28)         ($3.38)
   Cash Dividends                                          -              -             -               -
   Book value at period end                             4.15           4.82          6.21            7.37

Balance Sheet Data:
   Assets                                             $1,154         $1,362        $1,726          $1,732
   Loans, net                                              -              -             -               -
   Securities                                            924          1,117         1,420           1,358
   Deposits                                                0              -             -               -
   Long Term Debt                                          -              -             2               4
   Shareholders' equity                                1,147          1,332         1,719           1,699
   Average shares outstanding                            277            277           244             179

Performance Ratios:
   Return on Average Assets                           -14.70%        -25.91%       -36.47%         -33.51%
   Return on Average Equity                           -14.76%        -26.13%       -36.64%         -33.72%
   Dividend payout                                         -              -             -               -
   Efficiency (2)                                     198.48%         161.2%        245.8%          588.7%

Capital and Liquidity Ratios:
   Risk-based capital ratios:
     Tier 1 capital                                    n/a             n/a           n/a
     Total capital                                     n/a             n/a           n/a
   Leverage                                            n/a             n/a           n/a


(1) TTC began operations on January 12, 1994.
(2) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses.

                     INDEPENDENT COMMUNITY BANKSHARES, INC.
                         AND THE TREDEGAR TRUST COMPANY
                Selected Pro Forma Combined Financial Information


                                                        Three Months Ended               Year Ended
                                                            March 31,                    December 31,
                                               -------------------------------------  -----------------
                                                     1997                1996               1996
                                                     ----                ----               ----
                                                (In thousands, except ratios and per share amounts)
Income Statement Data:
   Interest income                                        $2,972             $2,581             $11,180
   Interest expense                                        1,227              1,136               4,647
                                               ------------------  -----------------  ------------------
   Net interest income                                     1,745              1,445               6,533
   Provision for loan losses                                  55                  -                  65
                                               ------------------  -----------------  ------------------
   Net interest income after
     provision for loan losses                             1,690              1,445               6,468
   Noninterest income                                        384                296               1,236
   Securities gains                                            3                 14                  20
   Noninterest expense                                     1,449              1,291               5,422
                                               ------------------  -----------------  ------------------
   Income before income taxes                                628                464               2,302
   Income taxes                                              223                140                 728
                                               ------------------  -----------------  ------------------
   Net income                                               $405               $324              $1,574
                                               ==================  =================  ==================

Per Share Data :
   Net Income                                              $0.44              $0.35               $1.69
   Cash Dividends                                              -               0.18                0.84
   Book value at period end                                22.11              21.10               21.94

Balance Sheet Data:
   Assets                                               $168,338           $144,509            $165,352
   Loans, net                                             93,627             81,468              93,711
   Securities                                             52,982             48,750              53,519
   Deposits                                              142,029            120,965             138,790
   Shareholders' equity                                   20,036             19,599              20,364
   Average shares outstanding                                924                929                 929

Performance Ratios:
   Return on Average Assets (2)                            0.99%              0.95%               1.04%
   Return on Average Equity (2)                            8.34%              7.33%               8.37%
   Capital to Assets                                      11.90%             13.56%              12.32%
   Dividend payout                                             -             51.61%              49.58%
   Efficiency (1)                                         58.72%             69.90%               66.7%

Capital and Liquidity Ratios:
   Risk-based capital ratios:
     Tier 1 capital                                       19.35%             22.30%               20.6%
     Total capital                                        20.28%             23.39%               21.5%
   Leverage                                               12.12%             13.60%               12.5%

(1) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses.

(2)      Annualized for the three months ended 1997 and 1996.

                             THE SHAREHOLDER MEETING


         Date, Place and Time. The TTC Meeting will be held at the offices of TTC, 901 East Byrd Street, Richmond, Virginia on June __, 1997 at 9:30 a.m.

         Record Date. The Board of Directors of TTC has fixed the close of business on May __, 1997 as the record date (the "TTC Record Date") for the determination of the holders of TTC Common Stock entitled to receive notice of and to vote at the TTC Meeting. At the close of business on the TTC Record Date, there were 276,600 shares of TTC Common Stock outstanding held by 72 shareholders of record.

         Vote Required. Each share of TTC Common Stock outstanding on the TTC Record Date entitles the holder to cast one vote upon each matter properly submitted at the TTC Meeting. The affirmative vote of the holders of a majority of the shares of TTC Common Stock outstanding, as of the TTC Record Date, in person or by proxy, is required to approve the Reorganization Agreement. In the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority. Abstentions and broker non-votes will not be considered a vote for, or a vote against, a director.


         As of the TTC Record Date, directors and executive officers of TTC and their affiliates, persons and entities as a group, owned of record and beneficially a total of 54,500 shares of TTC Common Stock, or approximately 19.7% of the shares of TTC Common Stock outstanding on such date. The Directors and the executive officer of TTC have indicated an intention to vote their shares of TTC Common Stock FOR the Reorganization and FOR the election of the nominees set forth on the enclosed proxy. In addition to these votes, Preston S. Smith and A.G. Goodykoontz, former officers of TTC, have agreed to vote their shares for the Reorganization. They owned of record and beneficially a total of 8,300 shares of TTC Common Stock, or 3.0% of the shares of TTC Common Stock outstanding. Together, these individuals collectively owned of record and beneficially a total of 60,000 shares or 21.7% of the shares of TTC Common Stock outstanding on the Record Date.


         A failure to vote, either by not returning the enclosed proxy or by checking the "abstain" box thereon, will have the same effect as a vote against approval of the Reorganization Agreement.

         A shareholder may abstain or (only with respect to the election of TTC directors) withhold his vote (collectively, "abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will be counted as not voting in favor of the relevant item. Since the election of TTC directors is determined by a plurality vote, abstentions will not affect such election. Since approval of the Reorganization Agreement requires an affirmative vote of a specified number of shares outstanding, abstentions will have the effect of a negative vote with respect thereto.

         Brokers who hold shares in street name have the authority to vote on certain items if they have not received instructions from the beneficial owners. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters put to shareholders without instructions from the beneficial owner. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a broker non-vote. Under the circumstances where the broker is not permitted to or does not exercise its discretion, assuming proper disclosure to TTC of such inability to vote, broker non-votes will be counted for purposes of determining the existence of a quorum, but also will be counted as not voting in favor of the particular matter. Because the TTC election of directors is determined by a plurality vote, broker non-votes, if any, will not have any effect on the outcome of any matter submitted for shareholder approval. Because the approval of the Reorganization Agreement requires an affirmative vote of a specified number of shares outstanding, broker non-votes, if any, and abstentions will have the effect of a negative vote with respect thereto.

         Voting and Revocation of Proxies. Shareholders of TTC are requested to complete, date and sign the accompanying form of proxy and return it promptly to TTC in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. If no voting instructions are given, proxies received by TTC will be voted for approval of the Reorganization Agreement and for approval of the directors slated for election on the proxy. With respect to the election of directors, each shareholder entitled to vote at the TTC Meeting has one vote per share owned at the TTC Record Date. TTC shareholders have no cumulative voting rights. The directors will be elected by plurality of the votes cast assuming that at least a majority of the total number of outstanding shares of TTC Common Stock is present in person or by proxy at the TTC Meeting to constitute a quorum.

         A proxy may be revoked at any time before it is voted by giving written notice of revocation to TTC by executing and delivering a substitute proxy to TTC or by attending the TTC Meeting and voting in person. If a TTC shareholder desires to revoke a proxy by written notice, such notice should be mailed or delivered on or prior to the meeting date to Delman H. Eure, Secretary, The Tredegar Trust Company, 901 East Byrd Street, Richmond, Virginia 23219. If a proxy is signed and returned without indicating any voting instructions, shares of TTC Common Stock represented by the proxy will be voted FOR the Reorganization Agreement and FOR those nominated by the Board of Directors.

         If a sufficient number of signed proxies enabling the persons named as proxies to vote in favor of the Reorganization are not received by TTC by the time scheduled for the TTC Meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit continued solicitation of proxies with respect to such approval. If an adjournment is proposed, the persons named as proxies will vote in favor of such adjournment those proxies which are entitled to be voted in favor of the Reorganization Agreement and against such adjournment those proxies containing instructions to vote against approval of the Reorganization Agreement, unless the shareholder clearly writes on the face of that proxy specific instructions stating how that proxy should be voted in the case of an adjournment proposed prior to a vote on the Reorganization. Adjournment of the TTC Meeting will be proposed only if the Board of Directors of TTC believes that additional time to solicit proxies might permit the receipt of sufficient votes to approve the Reorganization Agreement, or at the request of ICBI. It is anticipated that any such adjournment would be for a relatively short period of time, but in no event for more than 120 days. Any shareholder may revoke such shareholder's proxy during any period of adjournment in the manner described above.

         Solicitation of Proxies. TTC will bear the cost of the solicitation of proxies. Solicitations may be made by mail, facsimile, telephone, telegraph or personally by directors, officers and employees at TTC, none of whom will receive additional compensation for performing such services. TTC shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.

                               THE REORGANIZATION

         The following is a summary description of the material terms of the Reorganization Agreement, and is qualified in its entirety by reference to the Reorganization Agreement which is attached as Appendix A hereto. All holders of TTC Common Stock are urged to read the Reorganization Agreement in its entirety.

Background and Reasons for the Reorganization

         In early December 1996, ICBI informed TTC of ICBI's interest in acquiring TTC. TTC convened a meeting of its Long Range Planning Committee and Chief Executive Officer on December 12, 1996 to meet with ICBI representatives. At the meeting, Joseph L. Boling, President and Chief Executive Officer of ICBI and The Middleburg Bank, presented the Committee with an unsolicited proposal which the Committee decided to present to TTC's full Board of Directors later that same day.

         Following a discussion of the proposal, the Board appointed a Special Committee to explore and make various recommendations to the full Board with respect to an acquisition of, or business combination involving, TTC or TTC's remaining independent, and authorized the Special Committee to retain the necessary professionals required to help the Special Committee carry out its responsibilities. The members of the Special Committee were James W. Harkness, Jr. (Chairman), formerly a director of TTC, and Messrs. Siegel and Wheat.



         The Special Committee met on December 13, 1996. At the meeting, representatives of Scott & Stringfellow, Inc. ("Scott & Stringfellow"), financial advisor to TTC, were invited to provide the Committee with a preliminary assessment of the ICBI proposal. Scott & Stringfellow was selected by the TTC Board of Directors based upon its expertise and reputation in providing valuation, merger and acquisition, and advisory services to financial institutions. See "Financial Advisor's Opinion." The Special Committee directed Scott & Stringfellow not only to evaluate the ICBI proposal, but also to identify and contact other potential buyers. The Special Committee wanted to let the market determine the fair market value of TTC through a modified auction process. The Special Committee placed no instructions or limits on Scott & Stringfellow with respect to the investigation to be made or the procedures to be followed in pursuing potential buyers. There are no material relationships between Scott & Stringfellow and TTC, ICBI, or such outside parties.


         On December 19, 1996, the Board met to receive a report from the Special Committee, including a report about the efforts by Scott & Stringfellow to determine the interest of others in a transaction with TTC. In addition to exploring options involving third parties, the Board also considered the merits of remaining independent, based on analyses submitted by certain officers of TTC.

         During the last three weeks of December 1996, Scott & Stringfellow identified and contacted ten potential buyers. These potentials buyers included regional banks with material trust operations, another local independent trust company, a regional broker-dealer with a large money management and trust subsidiary, and several national trust companies. Scott & Stringfellow provided each of these parties with a preliminary due diligence package that described TTC's business, financial condition, and results of operations since its inception, as well as material contracts and resumes of key personnel.


         Only one of the contacted parties expressed interest in acquiring TTC, for an amount, either in cash or in that party's stock, less than that offered by ICBI. This offer would have given TTC shareholders an interest in a company with very small capitalization, few shareholders and no liquid market for its stock. On January 3, 1997, the Special Committee met again to review the status of various contacts made by Scott & Stringfellow on behalf of TTC.


         In mid-January, the Special Committee and the Board of Directors met again to review various options available to TTC, and set a deadline of January 21, 1997 for receipt of all final proposals. The Board also received Scott & Stringfellow's report concerning other possible merger or acquisition prospects and two proposals for reorganizing the Company and remaining independent. After considering the options, the Board authorized Scott & Stringfellow to contact ICBI and determine if it would raise its bid to $7.00 per share plus a potential $1.00 per share in Contingent Merger Consideration. Although ICBI initially stated the amount of consideration to be paid, extensive negotiations resulted in the final transaction amounts. Scott & Stringfellow expressed the opinion that the ICBI offer of $7.00 of ICBI stock up-front with the potential for an additional $1.00 in Contingent Merger Consideration, to be paid one-half in stock and one-half in cash, was more favorable to shareholders than the other proposed offer.


         On January 23, 1997, the Board of Directors met to consider the final ICBI proposal. After an extensive review of the alternatives, including consideration of remaining independent or a sale to or affiliation with another party, the Board approved the ICBI proposal.

         In deciding to enter into the Reorganization Agreement, the TTC Board of Directors considered a number of factors. While the Board did not assign any relative or specific weights to the factors considered, several principal factors led to the approval of the proposal of ICBI by the TTC Board. First, the business relationship between TTC and ICBI's subsidiary, The Middleburg Bank, had demonstrated the compatibility of the management of ICBI and TTC and their similar cultures and shared philosophies. Both companies emphasize direct customer contact and personal service. The Reorganization also would not require any systems or operational conversions, as ICBI is currently using TTC's system for the management of its trust assets, and would provide operational benefits of a combination, including the management and economic resources available to TTC from ICBI. In addition, the Reorganization would add a presence for TTC in Loudoun County and, considering the area's relative affluence and the profile of ICBI's customer base, would enhance TTC's prospects for continued growth. Following consummation of the Reorganization, TTC, as a subsidiary of ICBI, would also retain a certain amount of autonomy. After the Reorganization, TTC would operate under the same name as before the Reorganization and would retain its management and Board of Directors, with headquarters in Richmond, Virginia.

         Other material factors considered were the belief of TTC's financial advisor, Scott & Stringfellow, Inc., that the ICBI proposal presented TTC shareholders with a reasonable opportunity for appreciation, compared to their investment in TTC; the ability of TTC to compete more effectively for larger trust accounts and estates with ICBI's larger capital base; the Merger Consideration offered for TTC Common Stock; the agreement by ICBI to list its stock on the Nasdaq SmallCap Market or OTC Bulletin Board and the resulting increased marketability of ICBI Common Stock; the historical dividend paid on ICBI Common Stock; the financial condition and history of performance of ICBI; and diversification of risk associated with ownership of an institution with a broader geographic market area; and the well capitalized position and historical earnings of ICBI.


         The TTC Board has concluded that the terms of the Reorganization Agreement, which were determined on the basis of arms-length negotiations, are fair to TTC shareholders. As explained below, this conclusion is supported by the opinion of an independent financial advisor. In determining that the Merger Consideration and the exchange ratio of .25 were fair to TTC, the Board of TTC and its financial advisor considered the estimated value per share of ICBI Common Stock at the close of business on January 23, 1997 ($28.00) and the dollar value of the Initial Merger Consolidation which would have been received by TTC shareholders on that day ($7.00 per share); information concerning the financial condition, results of operations and prospects of TTC and ICBI; and, the tax-free nature of the Reorganization to the shareholders of TTC to the extent they receive ICBI Common Stock in exchange for their shares of TTC Common Stock. In establishing the Merger Consideration, the representatives of TTC also considered the Merger Consideration in relation to the market value and earnings per share of TTC Common Stock and ICBI Common Stock, and information concerning the financial condition, results of operations and the prospects of TTC and ICBI.


         For example, the Board gave considerable weight to the belief that the price of ICBI Common Stock is low as compared to the other community banks in Virginia with assets under $2.5 billion. The Board also noted the impressive historical growth of capital by ICBI. The Board felt that such growth was likely to continue and offered the potential for increased value for the TTC shareholders. The Board noted that ICBI's book value is approximately $21.00 per share. The Board considered, for example, if ICBI grows (after dividends) by 10% over each of the next four years, then the book value would grow to $30.66 per share.


         The Board also reviewed market valuations for similar institutions. The Board believed that, if ICBI Common Stock traded at its current valuation multiple of 1.3 times book value (a number that is low compared to ICBI's peer group and the industry average), it would trade at $40.00 per share (equivalent to $10.00 per share of TTC Common Stock). If ICBI Common Stock traded at the industry comparable average of 1.7 times book value, then it would trade at $52.00 per share (equivalent to $13.00 per share of TTC Common Stock). In addition, the Board realized the potential impact of the Contingent Merger
Consideration. The potential earn out represented by the Contingent Merger Consideration may add approximately $1.00 per share to the purchase price of $7.00 per share.


         The historical market price for TTC share has been set by two different private offerings. The price determined for the first offering was $10.00 per share, and the price determined for the second offering was $12.50 per share. While the Board of Directors recognized that the ICBI offer is below such offering prices, the Board believes that the transaction offers many benefits for TTC shareholders that make up for the difference in ICBI's offering price and the most recent price stated for shares offered by TTC. These reasons include: (1) the valuation of ICBI Common Stock relative to its peer group, (2) the economies of scale and scope of resources generated by the combined entity,
(3) the liquidity provided by the Nasdaq SmallCap Market or the OTC Bulletin Board, (4) the ICBI stock dividend, (5) the quality of ICBI management, (6) the excellent working relationship that management and staff of both companies have enjoyed during the past two years, (7) the reputation of The Middleburg Bank,
(8) the historical performance of The Middleburg Bank, and (9) the recommendation of Scott & Stringfellow. Based upon these and other factors, TTC's Board of Directors believes that the exchange ratio is fair and potentially affords TTC shareholders substantially greater appreciation than that of TTC's remaining independent or accepting the other offer. See also "Financial Advisor's Opinion."

         Pursuant to the Reorganization Agreement, the directors, officers and employees of TTC will not change as a result of the Reorganization, except that ICBI is expected to designate Joseph L. Boling, the President and Chief Executive Officer of ICBI, to serve as Chairman of TTC's Board of Directors from and after the Effective Date. The Reorganization Agreement notwithstanding, ICBI will have the power after the Effective Date to elect the entire Board of Directors of TTC.


         The Board of Directors of TTC believes that the Reorganization is in the best interests of TTC and its shareholders. The TTC directors have all committed to vote shares under their control in favor of the Reorganization to the extent of their fiduciary ability. The TTC Board of Directors recommends that TTC shareholders vote FOR the approval of the Reorganization Agreement. All TTC directors voted for the Reorganization Agreement with the exception of one, who abstained.

Terms of the Reorganization

         The Reorganization Agreement provides for the conversion of each outstanding share of TTC Common Stock into the Merger Consideration. The Merger Consideration consists of the Initial Merger Consideration, which will be paid as promptly as practicable after the consummation of the Reorganization and the Contingent Merger Consideration, which, if payable, will be paid approximately three years after the consummation of the Reorganization. The Initial Merger Consideration will consist of a maximum of 0.25 shares of ICBI Common Stock for each share of TTC Common Stock. The Contingent Merger Consideration will consist of a maximum of 0.0357 shares of ICBI Common Stock for each share of TTC Common Stock. See "Summary - Glossary of Terms."

         Shareholders of TTC are entitled to exercise their dissenters' rights with respect to the Reorganization. See "The Reorganization - Rights of Dissenting Shareholders."

Transfer of Trust Business of The Middleburg Bank

         The Reorganization Agreement provides that, as soon as practicable after the Effective Date, ICBI shall cause the trust business of The Middleburg Bank to be transferred to TTC. It is anticipated that such transfer will occur within sixty days of the Effective Date. The Reorganization Agreement, however, provides that for purposes of computing the Required Net Earnings of TTC, the revenue and expense of TTC shall be deemed to include the revenue and expense of the trust department of The Middleburg Bank from and after the Effective Date.

Lock-Up Option


         In addition to the Reorganization Agreement, ICBI and TTC each entered into an agreement on February 5, 1997 providing for ICBI to have an option to purchase TTC Common Stock under certain conditions (the "Lock-Up Option"). Specifically, the Lock-Up Option provides that ICBI shall have an option to purchase 68,800 shares of TTC Common Stock at a price no greater than $7.00 per share. The TTC Board agreed to this $7.00 price because it is consistent with the value of the ICBI Common Stock to be offered to TTC shareholders in the Reorganization. Both the number of options available and the price will be proportionately adjusted automatically in the event TTC increases (or decreases) the number of shares of TTC Common Stock outstanding. The option is exercisable only under limited circumstances.


         The Lock-Up Option provides that ICBI has an option to purchase stock in TTC only upon the occurrence of the following events: (i) TTC authorizes, recommends or publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with a third person to engage in a merger, consolidation, sale of substantially all the assets of TTC, or sale of securities representing more than 9.9% of the voting power of TTC or (ii) a third person acquires 9.9% or more of the outstanding TTC Common Stock.

         The exercise price represents the estimate of fair value per share of TTC Common Stock at the time the Lock-Up Option was executed.

Effective Date

         If the Reorganization Agreement is approved by the requisite vote of the shareholders of TTC and ICBI and by the Federal Reserve and the SCC (see "The Reorganization - Regulatory Approvals") and other conditions to the Reorganization are satisfied (or waived to the extent permitted by the Reorganization Agreement and applicable law), the Reorganization will be consummated and effected at the time a Certificate of Merger is issued by the SCC pursuant to the Virginia SCA. See "The Reorganization - Representations and Warranties; Conditions to the Reorganization."

         It is anticipated that the Effective Date will be on or about July 1, 1997, but there can be no assurance as to whether or when the Reorganization will occur.

Post-Closing Audit


         The Initial Merger Consideration will be 0.25 shares of ICBI Common Stock for each share of TTC Common Stock unless TTC Operating Losses exceed $30,000. Under the Agreement, if ICBI and F. E. Deacon, III (representing the TTC shareholders) do not agree on the size of any TTC Operating Losses, an audit of TTC from January 1, 1997 through the Effective Date will be performed by Yount, Hyde & Barbour, P.C., the independent certified public accountants for ICBI. If either party objects to the post-closing audit, the dispute will be resolved by arbitration. A similar process (with Mr. Deacon acting as the representative of the TTC shareholders) will be employed if the parties do not agree on whether or not the Contingent Merger Consideration is payable. For the three months ended March 31, 1997, the TTC Operating Losses were $8,729.


Distribution of Stock Certificates and Payment for Fractional Shares

         If no post-closing audit is necessary, as soon as practicable after the Effective Date, The Middleburg Bank, as the exchange agent, will mail to each TTC shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates which immediately prior to the Effective Date represented the shares of TTC Common Stock in exchange for certificates for shares of ICBI Common Stock representing the Initial Merger Consideration. Cash (without interest) will be paid to TTC shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of ICBI Common Stock to which such shareholder would otherwise be multiplied by $28.00.

         If a post-closing audit is necessary, the exchange of shares of TTC Common Stock for the Initial Merger Consideration will be delayed. Such a delay would likely be for at least 90 days and, if the parties resort to arbitration, significantly longer.

         TTC SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

         Promptly after surrender of one or more certificates for TTC Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of ICBI Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of ICBI.

         The shares of ICBI Common Stock representing the Initial Merger Consideration will be deemed issued as of the Effective Date. After the Effective Date, TTC shareholders will be entitled to vote the number of shares of ICBI Common Stock constituting the Initial Merger Consideration for which their TTC Common Stock has been exchanged, regardless of whether they have surrendered their TTC certificates. The Reorganization Agreement provides, however, that no dividend or distribution payable to the holders of record of ICBI Common Stock at or as of any time after the Effective Date will be paid to the holder of any TTC certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest). With respect to the dividend for the three months ending June 30, 1997, ICBI will not declare or establish a record date for such dividend prior to July 9, 1997.


         Three years after the Effective Date, TTC's net earnings for such three year period will be calculated and if such earnings exceed the Required Net Earnings, each person who was a holder of TTC Common Stock at the Effective Date will receive a ratable share of the Contingent Merger Consideration. After the Effective Date, TTC will operate as a subsidiary of ICBI and separate financial records of TTC will be maintained. Financial statements of TTC after the Effective Date will be audited by ICBI's independent certified public accountants. The initial determination of whether or not the Contingent Merger Consideration is due will be made by ICBI, together with F. E. Deacon, III, who will act as the representative of the TTC shareholders. If ICBI and Mr. Deacon do not agree, the dispute will be resolved by arbitration.


         Shares of ICBI Common Stock representing the Contingent Merger Consideration will not be considered issued or outstanding for any purpose until such shares are issued. In addition, the right to receive the Contingent Merger Consideration will not be represented by any form of certificate or instrument, will not have voting or dividend rights, will not be assignable or transferable, except by operation of law, and will not represent a separate security with a separate trading market.


Representations and Warranties; Conditions to the Reorganization

         The Reorganization Agreement contains representations and warranties by ICBI and TTC regarding, among other things, their respective organizations, authorizations to enter into the Reorganization Agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties (except as otherwise provided in the Reorganization Agreement) will not survive the Effective Date.

         The obligations of ICBI and TTC to consummate the Reorganization are subject to the following conditions, among others: approval and adoption of the Reorganization Agreement by the requisite TTC shareholder votes; receipt of all regulatory approvals necessary to consummate the Reorganization, not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of ICBI and TTC, materially adversely affects the economic or business benefits of the Reorganization so as to render inadvisable consummation thereof; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Reorganization; receipt of a current fairness opinion from the financial advisor for TTC; and the receipt of an opinion of counsel as to certain Federal income tax consequences of the Reorganization. Also, under the terms of the Reorganization Agreement, ICBI agreed that, following the Effective Date, it will indemnify those persons associated with TTC and its subsidiaries who are entitled to indemnification as of the Effective Date of the Reorganization. It is a condition of ICBI's obligation to consummate the Reorganization that the sum of TTC's Transaction Costs, severance benefits payable to TTC officers and TTC's Operating Losses after December 31, 1996 not exceed $200,000 without the consent of ICBI. As of March 31, 1997, the sum of such items was $________.

         In addition, each party's obligation to effect the Reorganization, unless waived, is subject to performance by the other party of its obligations under the Reorganization Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

Regulatory Approvals

         ICBI's acquisition of TTC pursuant to the Reorganization is subject to approval by the Federal Reserve under the BHC Act, which requires that the Federal Reserve take into consideration the financial and managerial resources of ICBI, the future prospects of the existing and proposed institutions and the effect of the transaction on competition. The BHC Act prohibits the Federal Reserve from approving the Reorganization if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the Reorganization are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

         The BHC Act provides for the publication of notice and the opportunity for administrative hearings relating to the applications, and it authorizes the regulatory agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approvals required for consummation of the Reorganization.

         The Reorganization is further subject to the approval of the SCC. To obtain such approval, the SCC must conclude that after the Reorganization, TTC will be operated efficiently and fairly, in the public interest and in accordance with law.

         Applications for approval of the Reorganization have been filed with the Federal Reserve and the SCC. None of the agencies has yet approved the applications. ICBI and TTC are not aware of any other governmental approvals or actions that are required for consummation of the Reorganization, except as described above. Should any such approval or action be required, it is currently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained.

Business Pending the Reorganization

         Until consummation of the Reorganization (or termination of the Reorganization Agreement), TTC is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice, and to use its best efforts to maintain its business organization, employees and business relationships and to retain the services of its officers and key employees. Until consummation of the Reorganization (or termination of the Reorganization Agreement) TTC may not, without the consent of ICBI, among other things: (a) declare or pay dividends on its capital stock; (b) enter into any merger, consolidation or business combination (other than the Reorganization) or any acquisition or disposition of a material amount of assets or securities or solicit proposals in respect thereof; (c) amend its charter or bylaws (except as may be required by the Reorganization Agreement); (d) incur any obligation in excess of $5,000 without the prior consent of ICBI; (e) issue any capital stock; or (f) purchase or redeem any of its capital stock. No options or warrants to purchase TTC Common Stock will be exercised before the Effective Date and all such options and warrants will be terminated on or prior to the Effective Date.


                                      -25-
<e schedule.

         If you have any questions or comments concerning the foregoing responses, please do not hesitate to contact me at (804) 783-6452, R. Brian Ball at (804) 783-6426, or Wayne A. Whitham, Jr. at (804) 783-6473.


                                          Sincerely yours,

                                          /s/ John M. Oakey, III

                                          John M. Oakey, III

cc:      David J. Sparks, Esq.
         Alfred J.T. Byrne, Esq. (counsel to TTC)
         R. Brian Ball, Esq.
         Wayne A. Whitham, Jr., Esq.